                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                   FORM 11-K





(Mark One)

[X] Annual report pursuant to section 15 (d) of the Securities Exchange Act of 1934 (fee required)
       For the fiscal year ended December 31, 1994

                                       or

[ ] Transition report pursuant to section 15 (d) of the Securities Exchange Act of 1934 (no fees required)
       For the transition period from            to              .

       Commission file number:  0 - 14579

       A. Full title of the plan and the address of The Plan, if different from that of the issuer named below:

                 Gander Mountain, Inc. Associates' Savings Plan

       B. Name of issuer of securities held pursuant to The Plan and the address of its principal executive office:

                             Gander Mountain, Inc.
                                  P.O. Box 128
                                   Highway W
                            Wilmot, Wisconsin  53192

The following financial statements are furnished herewith:

               Report of Independent Accountants

               Statement of Financial Condition at
                 December 31, 1994, 1993 and 1992

               Statement of Changes in Net Assets
                 Available for Plan Benefits for the
                 years ended December 31, 1994, 1993
                 1992

               Notes to Financial Statements


The following exhibit is furnished herewith:

               Exhibit 24.1.  Consent of Price Waterhouse

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                              GANDER MOUNTAIN, INC.
                                              ASSOCIATES' SAVINGS PLAN



                                              /s/Kenneth C. Bloom
                                              ------------------------
                                              Kenneth C. Bloom
                                              Executive Vice President
                                              Chief Financial Officer


June 29, 1995

                             GANDER MOUNTAIN, INC.



                            ASSOCIATES' SAVINGS PLAN




                               December 31, 1994





Audited Financial Statements
     and Schedules

                             GANDER MOUNTAIN, INC.
                            Associates' Savings Plan
                                     INDEX
                               December 31, 1994





AUDITED FINANCIAL STATEMENTS                                  Page No.
- ----------------------------                                  --------

Report of Independent Accountants . . . . . . . . . . .           1

Statements of Financial Condition . . . . . . . . . . .         2 - 4

Statements of Changes in Net Assets Available
 for Plan Benefits  . . . . . . . . . . . . . . . . . .         5 - 7

Notes to Financial Statements . . . . . . . . . . . . .         8 - 12



FORM 5500 SCHEDULES
- -------------------

Schedule of Assets Held for Investment  . . . . . . . .        13 - 15

Schedule of Reportable Transactions . . . . . . . . . .        16 - 18

                            GANDER MOUNTAIN, INC.
                           Associates' Savings Plan
                                 AUDIT REPORT

                               FROM ACCOUNTANTS

PRICE WATERHOUSE LLP

                      REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator of the Gander Mountain, Inc. Associates' Savings Plan

In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the net assets available for plan benefits of the Gander Mountain, Inc. Associates' Savings Plan at December 31, 1994, 1993 and 1992, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Form 5500 schedules listed in the accompanying index are presented for purposes of additional analysis and are not a required part of the basic financial statements but are additional information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of financial condition and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PRICE WATERHOUSE LLP

June 16, 1995

                             GANDER MOUNTAIN, INC.
                            Associates' Savings Plan
                        STATEMENT OF FINANCIAL CONDITION
                               DECEMBER 31, 1994


                                Money                        GMI         Equity
                                Market      Balanced        Stock        Growth
                                Fund          Fund          Fund          Fund           Total
                              --------      --------      --------      --------      ----------
         ASSETS

Cash                                $0       ($1,804)        ($400)     ($30,016)       ($32,220)

Investments - at market:
    Short Term Investments     411,154         8,869         4,842             0         424,865
    Fixed Income               308,872       311,254             0             0         620,126
    Equities - Other                 0       500,862       672,685       640,140       1,813,687

Receivables:
    Pending Trade                    0             0             0        28,000          28,000
    Employer Contributions       7,807         8,591         5,247         7,981          29,626
    Employee Contributions      85,465        99,015        68,296       103,709         356,485
    Interfund Receivable             0           199             0             0             199
    Miscellaneous                    0             0             0             0               0

Accrued Income                   1,992            22             7            33           2,054
                              --------      --------      --------      --------      ----------

      TOTAL ASSETS            $815,290      $927,008      $750,677      $749,847      $3,242,822
                              --------      --------      --------      --------      ----------

       LIABILITIES

Pending Trade                        0             0         6,766             0           6,766
Interfund Payable                    0             0             0           199             199
Other Payable                   45,874        23,385         6,523         6,384          82,166
                              --------      --------      --------      --------      ----------

    TOTAL LIABILITIES          $45,874       $23,385       $13,289        $6,583         $89,131
                              --------      --------      --------      --------      ----------

NET ASSET AVAILABLE
    FOR PLAN BENEFITS         $769,416      $903,623      $737,388      $743,264      $3,153,691
                              ========      ========      ========      ========      ==========


     The accompanying notes are an integral
     part of the financial statements.

                             GANDER MOUNTAIN, INC.
                            Associates' Savings Plan
                        STATEMENT OF FINANCIAL CONDITION
                               DECEMBER 31, 1993


                                Money                        GMI         Equity
                               Market       Balanced        Stock        Growth
                                Fund          Fund          Fund          Fund          Total
                              --------      --------      --------      --------      ----------

         ASSETS

Cash                             ($233)         ($83)           $0          ($84)          ($400)

Investments - at market:
    Short Term Investments     339,733        33,292        22,707        25,018         420,750
    Fixed Income               291,263       272,438             0             0         563,701
    Equities - Other                 0       390,555       375,934       579,804       1,346,293

Receivables:
    Pending Trade                    0             0             0         1,625           1,625
    Employer Contributions       7,307         8,233         4,439         7,373          27,352
    Employee Contributions      14,250        17,629         9,517        14,302          55,698
    Interfund Receivable         8,973           467            19         5,138          14,597
    Miscellaneous                    0             0             0             0               0

Accrued Income                     868            14            20            13             915
                              --------      --------      --------      --------      ----------

      TOTAL ASSETS            $662,161      $722,545      $412,636      $633,189      $2,430,531
                              --------      --------      --------      --------      ----------

       LIABILITIES

Pending Trade                        0             0        22,676             0          22,676
Interfund Payable                    0        14,597             0             0          14,597
Other Payable                    1,326           434           181             0           1,941
                              --------      --------      --------      --------      ----------

    TOTAL LIABILITIES           $1,326       $15,031       $22,857            $0         $39,214
                              --------      --------      --------      --------      ----------

NET ASSET AVAILABLE
    FOR PLAN BENEFITS         $660,835      $707,514      $389,779      $633,189      $2,391,317
                              ========      ========      ========      ========      ==========


     The accompanying notes are an integral
     part of the financial statements.

                             GANDER MOUNTAIN, INC.
                            Associates' Savings Plan
                        STATEMENT OF FINANCIAL CONDITION
                               DECEMBER 31, 1992



                              Money                    GMI        Equity
                             Market     Balanced      Stock       Growth
                              Fund        Fund        Fund         Fund       Total
                            --------    --------    --------    --------    ----------
  ASSETS

Cash                         ($6,878)      ($923)    ($6,076)    ($2,660)     ($16,537)

Investments - at market:
  Short Term Investments     191,611      30,005      24,604      28,404       274,624
  Fixed Income               274,131     157,399           0           0       431,530
  Equities - Other                 0     251,101     152,166     360,962       764,229

Receivables:
  Employer Contributions      11,995      14,528         922      23,809        51,254
  Employee Contributions       9,900       9,667       6,918      10,242        36,727
  Interfund Receivable         5,719         588       2,541         860         9,708
  Miscellaneous                  353         444           0           0           797

Accrued Income                   484          27          35          31           577
                            --------    --------    --------    --------    ----------


    TOTAL ASSETS            $487,315    $462,836    $181,110    $421,648    $1,552,909
                            --------    --------    --------    --------    ----------



     LIABILITIES

Pending Trade                     $0          $0     $18,524          $0       $18,524
Interfund Payable                460       2,397       1,159       5,692         9,708
Other Payable                  3,607       1,645       3,556      $1,233        10,041
                            --------    --------    --------    --------    ----------


    TOTAL LIABILITIES         $4,067      $4,042     $23,239      $6,925       $38,273
                            --------    --------    --------    --------    ----------

NET ASSETS AVAILABLE
    FOR PLAN BENEFITS       $483,248    $458,794    $157,871    $414,723    $1,514,636
                            ========    ========    ========    ========    ==========


  The accompanying notes are an integral
  part of the financial statements.

                             GANDER MOUNTAIN, INC.
                            Associates' Savings Plan
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1994


                                       Money                           GMI
                                      Market         Balanced         Stock           Growth
                                       Fund            Fund            Fund            Fund            Total
                                     --------        --------        --------        --------        ----------
Investment Income:
   Interest                           $17,614         $24,133            $345            $569           $42,661
   Dividends                                0           4,613               0           6,707            11,320
   Net realized gain (loss)
      on investments                        0           4,769          12,397           8,350            25,516
   Net unrealized appreciation
     (depreciation) of investments     17,609         (44,294)        123,857         (33,018)           64,154
                                     --------        --------        --------        --------        ----------

      Net investment income            35,223         (10,779)        136,599         (17,392)          143,651
                                     --------        --------        --------        --------        ----------

Contributions:
   Employer                            29,264          34,871          23,687          35,758           123,580
   Employee                           183,589         253,289         145,052         235,648           817,578
                                     --------        --------        --------        --------        ----------

      Total contributions             212,853         288,160         168,739         271,406           941,158
                                     --------        --------        --------        --------        ----------

Adjustments:
   Interfund transfers                (23,057)         (3,763)         64,060         (37,240)                0
   Participant withdrawals           (116,438)        (77,509)        (21,789)       (106,699)         (322,435)
                                     --------        --------        --------        --------        ----------

      Total adjustments              (139,495)        (81,272)         42,271        (143,939)         (322,435)
                                     --------        --------        --------        --------        ----------


Increase in net
   assets during the year             108,581         196,109         347,609         110,075           762,374

Net assets available for Plan
   benefits, beginning of year        660,835         707,514         389,779         633,189         2,391,317
                                     --------        --------        --------        --------        ----------

Net assets available for Plan
   benefits, end of year             $769,416        $903,623        $737,388        $743,264        $3,153,691
                                     ========        ========        ========        ========        ==========



         The accompanying notes are an integral
         part of the financial statements.

                             GANDER MOUNTAIN, INC.
                            Associates' Savings Plan
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1993


                                       Money                            GMI
                                      Market         Balanced          Stock          Growth
                                       Fund            Fund            Fund            Fund            Total
                                     --------        --------        --------        --------        ----------
Investment Income:
   Interest                            $9,326         $16,138            $198            $674           $26,336
   Dividends                                0           3,972               0           5,966             9,938
   Net realized gain (loss)
      on investments                        0           2,577          (7,030)          3,764              (689)
   Net unrealized appreciation
     (depreciation) of investments     17,133          31,575          63,778          42,609           155,095
                                     --------        --------        --------        --------        ----------

      Net investment income            26,459          54,262          56,946          53,013           190,680
                                     --------        --------        --------        --------        ----------

Contributions:
   Employer                            25,955          28,669          16,518          28,668            99,810
   Employee                           165,410         171,022         115,642         201,896           653,970
                                     --------        --------        --------        --------        ----------

      Total contributions             191,365         199,691         132,160         230,564           753,780
                                     --------        --------        --------        --------        ----------

Adjustments:
   Interfund transfers                (22,658)          3,965          51,422         (32,729)                0
   Participant withdrawals            (17,579)         (9,198)         (8,620)        (32,382)          (67,779)
                                     --------        --------        --------        --------        ----------

      Total adjustments               (40,237)         (5,233)         42,802         (65,111)          (67,779)
                                     --------        --------        --------        --------        ----------


Increase in net
   assets during the year             177,587         248,720         231,908         218,466           876,681

Net assets available for Plan
   benefits, beginning of year        483,248         458,794         157,871         414,723         1,514,636
                                     --------        --------        --------        --------        ----------

Net assets available for Plan
   benefits, end of year             $660,835        $707,514        $389,779        $633,189        $2,391,317
                                     ========        ========        ========        ========        ==========



         The accompanying notes are an integral
         part of the financial statements.

                             GANDER MOUNTAIN, INC.
                            Associates' Savings Plan
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1992


                                   Money                      GMI
                                  Market      Balanced       Stock       Growth
                                   Fund         Fund         Fund         Fund        Total
                                 --------     --------     --------     --------    ---------
Investment Income:
 Interest                          $5,965      $11,664          $87           $0      $17,716
 Dividends                              0        2,901            0        4,104        7,005
 Net realized gain (loss)
   on investments                       0        2,407          315          490        3,212
 Net unrealized appreciation
   (depreciation) of investments   19,038       12,585       (6,515)      29,331       54,439
                                 --------     --------     --------     --------    ---------

   Net investment income (loss)    25,003       29,557       (6,113)      33,925       82,372
                                 --------     --------     --------     --------    ---------

Contributions:
 Employer                          21,219       23,250       10,909       26,266       81,644
 Employee                         115,528      118,892       57,899      131,214      423,533
                                 --------     --------     --------     --------    ---------

   Total contributions            136,747      142,142       68,808      157,480      505,177
                                 --------     --------     --------     --------    ---------

Adjustments:
 Administrative expenses           (2,917)      (3,386)        (710)      (1,347)      (8,360)
 Misc receipts / reimbursements     2,917        3,386          710        1,347        8,360
 Interfund transfers             (208,689)     (53,727)      25,108      237,308            0
 Participant withdrawals          (17,105)     (18,844)     (10,275)     (13,990)     (60,214)
                                 --------     --------     --------     --------    ---------

   Total adjustments             (225,794)     (72,571)      14,833      223,318      (60,214)
                                 --------     --------     --------     --------    ---------

Increase (decrease) in net
  assets during the year          (64,044)      99,128       77,528      414,723      527,335

Net assets available for Plan
  benefits, beginning of year     547,292      359,666       80,343            0      987,301
                                 --------     --------     --------     --------    ---------

Net assets available for Plan
  benefits, end of year          $483,248     $458,794     $157,871     $414,723    1,514,636
                                 ========     ========     ========     ========    =========



     The accompanying notes are an integral
     part of the financial statements.

                             GANDER MOUNTAIN, INC.
                            Associates' Savings Plan
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1994


NOTE A - DESCRIPTION OF PLAN

The Gander Mountain, Inc. (GMI) Associates' Savings Plan (The Plan), a defined contribution plan, was established pursuant to a resolution of the Board of Directors of GMI effective January 1, 1987. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and is intended to qualify as a defined contribution plan as described in Section 401(k) of the Internal Revenue Code (Code). Following is a summary of significant provisions of The Plan.

Changes in The Plan - The Plan was amended and restated effective January 1, 1992 to change The Plan name from Gander Mountain, Inc. Employees' Savings Plan to Gander Mountain, Inc. Associates' Savings Plan. Further, certain amendments were incorporated into The Plan to enhance it's benefits and allow for more flexibility. The major amendments are as follows:

  - The investment options were increased from three funds to four funds. The fourth fund is an Equity fund investing in equity securities in small to medium sized companies, Mutual Funds, or Collective Investment Trusts.

  - Quarterly contributions, investment elections and entry dates have been established.

  - Gander Mountain, Inc. will make its matching contribution to the funds on a quarterly basis.


Eligibility - All employees of GMI are eligible to participate in The Plan on the first January 1, April 1, July 1 or October 1 entry date following twelve consecutive months of service in which 1,000 or more hours of service have been completed.

                             GANDER MOUNTAIN, INC.
                            Associates' Savings Plan
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1994



Contributions - All participating employees may elect to contribute up to 15% of defined compensation on a pre-tax basis, with GMI contributing an amount as determined by the Board of Directors currently equal to 25% of the first 6% of employee contributions. Participants may change their percentage of contribution quarterly effective as of any entry date (January 1, April 1, July 1, or October 1). Participating employees may contribute a rollover amount into The Plan from another qualified plan or conduit IRA.

Vesting - All participating employees are fully vested in all contributions made by them and any rollover amounts from another qualified plan. The GMI matching contribution is vested to the participating employee based upon the employees' years of uninterrupted service at the rate of 20% per year with full vesting achieved at the end of the fifth year of service. Full vesting also occurs on death, total and permanent disability or attainment of age 65 while employed by GMI.

Investment Options - All amounts contributed under provisions of The Plan will be invested as the participants direct among the following investment alternatives:

Money Market Fund -- Contributions are invested in short-term money market instruments managed by a bank, savings and loan association, or other financial institutions, short-term securities issued or granted by the United States Government or its agencies, short-term commercial paper or guaranteed investment contracts.

Balanced Fund -- Contributions are invested in a diversified mix of common stocks, intermediate or long-term bonds and money market instruments.

GMI Stock Fund -- Contributions not to exceed 25% of total contributions are invested in GMI common stock.

Equity Growth Fund -- Contributions are invested in equity securities in small to medium sized companies, Mutual Funds, or Collective Investment Trusts.

                             GANDER MOUNTAIN, INC.
                            Associates' Savings Plan
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1994


Participant's investment decisions among the alternatives must be made in increments of 10% which may be changed quarterly. Each participant account is reviewed quarterly to determine the net investment gain or loss since the last evaluation. Earnings in each fund are allocated to the participant's account quarterly based upon the average account balance during the period. At December 31, 1994, 1993 and 1992, the number of participants in each investment fund was as follows:

                                     December              December              December
                                       1994                  1993                  1992
                                     --------              --------              --------
Money Market Fund                      288                   257                   193
Balanced Fund                          299                   265                   194
GMI Stock Fund                         277                   216                   175
Equity Growth Fund                     276                   229                   167

Withdrawals - Withdrawals by participants are limited to the participants' vested balances valued as of the last day of the prior plan year or as of the most recent quarterly valuation date. Withdrawals of participant contributions are limited to "Financial Hardships" as defined by IRS regulations. In addition, participants will have their pre-tax contributions suspended for a period of one year if a hardship withdrawal is approved. Furthermore, the Tax Reform Act of 1986 imposes certain penalties on withdrawals before the age of 59 1/2.

Distribution - If a participant retires at age 65, leaves GMI employment for any reason, or becomes totally and permanently disabled, he or she is entitled to a lump-sum distribution of the vested benefits in his or her account as of the end of the quarterly period used to value the account. In the event of the death of a participant, a lump-sum distribution of the participant's vested benefits will be paid to the participant's spouse, named beneficiary, or estate as circumstances require.

Loans - The Plan has no current loan provisions, however, The Plan may adopt a policy permitting loans to participants.

Forfeitures - The Plan provides that upon termination of employment a participant's nonvested funds are provisionally forfeited, and allocated with the Company's matching contribution as soon as practicable following each Plan year. After a five year break-in-service the forfeiture is final. However, if a participant resumes employment with the Company prior to expiration of the five year break-in-service, any conditionally forfeited amount shall be reinstated from current forfeitures and income, if available, or from a special Company contribution.

                             GANDER MOUNTAIN, INC.
                            Associates' Savings Plan
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1994


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Method - The accounts of The Plan are maintained on an accrual basis.

Investment Valuation - Investments are stated at market value based on the quoted net asset values on the last business day of The Plan year. Guaranteed Investment Contracts are stated at contract value.

Income Recognition - Since The Plan's assets are reported at current market value in the financial statements, the Statement of Changes in Net Assets Available for Plan Benefits reflects both realized gains and losses and unrealized appreciation and depreciation of The Plan's assets.

Expenses of the Plan - Trustee fees, accounting fees and certain other administrative expenses are paid by GMI.


NOTE C - NET REALIZED GAINS (LOSSES)

Net realized gains (losses) on dispositions of investments for the years ended December 31, 1994, 1993 and 1992 were as follows:

                                         Cost -
                                       Weighted                                    Net Realized
Funds                                   Average              Proceeds               Gain (Loss)
- -----                                  --------              --------              ------------
Money Market
 December 31, 1994                    $  34,204              $ 34,204                 $      0
 December 31, 1993                       61,531                61,531                        0
 December 31, 1992                      389,574               389,574                        0

Balanced
 December 31, 1994                     $185,651              $190,420                 $  4,769
 December 31, 1993                      107,422               109,999                    2,577
 December 31, 1992                      117,252               119,659                    2,407

GMI Stock
 December 31, 1994                     $193,914              $206,311                 $ 12,397
 December 31, 1993                      108,451               101,421                   (7,030)
 December 31, 1992                       27,525                27,840                      315

Equity Growth
 December 31, 1994                     $242,085              $250,435                 $  8,350
 December 31, 1993                      173,465               177,229                    3,764
 December 31, 1992                      320,793               321,283                      490

                             GANDER MOUNTAIN, INC.
                            Associates' Savings Plan
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1994


NOTE D - NET UNREALIZED APPRECIATION (DEPRECIATION)

Net unrealized appreciation (depreciation) of investments included in the Statement of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 1994, 1993 and 1992 are as follows:



                                                                 PLAN YEAR ENDED
                                           -----------------------------------------------------------
                                           December 31,            December 31,            December 31,
   Funds                                       1994                    1993                    1992
- ---------------------                      ------------            ------------            ------------
Money Market
  Beginning of period                           50,437                  33,304                 14,266
  End of period                                 68,046                  50,437                 33,304
                                             ---------               ---------              ---------
      Net change                                17,609                  17,133                 19,038

Balanced
  Beginning of period                          122,183                  90,608                 78,023
  End of period                                 77,889                 122,183                 90,608
                                              --------               ---------              ---------
      Net change                               (44,294)                 31,575                 12,585

GMI Stock
  Beginning of period                           77,436                  13,658                 20,173
  End of period                                201,293                  77,436                 13,658
                                              --------               ---------              ---------
      Net change                               123,857                  63,778                 (6,515)

Equity Growth
  Beginning of period                           71,940                  29,331                      0
  End of period                                 38,922                  71,940                 29,331
                                               --------              ---------              ---------
     Net change                                (33,018)                 42,609                 29,331


NOTE E - INCOME TAXES

The Plan administrator and management of Gander Mountain, Inc. believe The Plan conforms with the requirements of the Employee Retirement Income Security Act of 1974.

A favorable determination letter has been received from the Internal Revenue Service as to the qualified tax status of The Plan.

                             GANDER MOUNTAIN, INC.
                            Associates' Savings Plan
                     SCHEDULE OF ASSETS HELD FOR INVESTMENT
                               DECEMBER 31, 1994

                                                Par Value
                                               or Number of                                                Fair
     Description of Investment                 Units/Shares                     Cost                      Value
- -------------------------------------------------------------------------------------------------------------------

Money Market Fund:
   Firstar Bank - Madison
   Money Market Employee
   Benefit Fund                                      411,154                   $411,154                   $411,154

   Firstar Bank - Madison
   Money GIC Fund                                     15,864                    240,828                    308,872
                                                                          -------------              -------------
                                                                               $651,982                   $720,026
                                                                          =============              =============

Balanced Fund:
   FIrstar Bank - Madison
   Money Market Employee
   Benefit Fund                                        8,869                     $8,869                     $8,869

   FIrstar Bank - Madison
   Total Return Bond Fund
   Employee Benefit Fund                               4,779                     71,739                     67,321

   FIrstar Bank - Madison
   Total Intermediate Term Bond
   Employee Benefit Investment Fund                   12,470                    242,507                    229,576

   FIrstar Bank - Madison
   Short Term Bond Fund
   Employee Benefit                                    1,263                     15,350                     14,357

   FIrstar Bank - Madison
   Equity Growth Fund A
   Employee Benefit                                    1,715                    153,513                    199,157

   FIrstar Bank - Madison
   Special Equity Growth
   Fund B Employee Benefit                             1,174                    172,953                    208,625

   FIrstar Bank - Madison
   Emerging Equity Growth
   Fund C Employee Benefit                             2,975                     78,165                     93,080
                                                                          -------------              -------------
                                                                               $743,096                   $820,985
                                                                          =============              =============
GMI Stock Fund:
   Firstar Bank - Madison
   Money Market Employee
   Benefit Fund                                        4,842                     $4,842                     $4,842

   Gander Mountain, Inc.
   Common Stock                                       41,396                    470,511                    672,685
                                                                          -------------              -------------
                                                                               $475,353                   $677,527
                                                                          =============              =============
Growth Fund:
   Firstar Bank - Madison
   Equity Growth Fund A
   Employee Benefit                                    2,120                    233,283                    246,177

   Firstar Bank - Madison
   Special Equity Growth
   Fund B Employee Benefit                             1,457                    244,425                    258,989

   Firstar Bank - Madison
   Emerging Equity Growth
   Fund C Employee Benefit                             4,314                    123,510                    134,974
                                                                          -------------              -------------
                                                                               $601,218                   $640,140
                                                                          =============              =============

                             GANDER MOUNTAIN, INC.
                            Associates' Savings Plan
                     SCHEDULE OF ASSETS HELD FOR INVESTMENT
                               DECEMBER 31, 1993

                                                             Par Value
                                                            or Number of                                              Fair
     Description of Investment                              Units/Shares                   Cost                      Value
- ---------------------------------------------------------------------------------------------------------------------------------

Money Market Fund:
   Firstar Bank - Madison
   Money Market Employee
   Benefit Fund                                                 339,733                   $339,733                   $339,733

   Firstar Bank - Madison
   Money GIC Fund                                                15,864                    240,827                    291,263
                                                                                     -------------              -------------
                                                                                          $580,560                   $630,996
                                                                                     =============              =============

Balanced Fund:
   FIrstar Bank - Madison
   Money Market Employee
   Benefit Fund                                                  33,292                    $33,292                    $33,292

   FIrstar Bank - Madison
   Total Return Bond Fund
   Employee Benefit Fund                                          5,028                     69,840                     72,750

   FIrstar Bank - Madison
   Total Intermediate Term Bond
   Employee Benefit Investment Fund                               9,686                    174,801                    181,462

   FIrstar Bank - Madison
   Short Term Bond Fund
   Employee Benefit                                               1,615                     18,477                     18,226

   FIrstar Bank - Madison
   Equity Growth Fund A
   Employee Benefit                                               1,390                    109,496                    169,755

   FIrstar Bank - Madison
   Special Equity Growth
   Fund B Employee Benefit                                          790                    105,557                    142,617

   FIrstar Bank - Madison
   Emerging Equity Growth
   Fund C Employee Benefit                                        2,484                     62,639                     78,183
                                                                                     -------------              -------------
                                                                                          $574,102                   $696,285
                                                                                     =============              =============

GMI Stock Fund:
   Firstar Bank - Madison
   Money Market Employee
   Benefit Fund                                                  22,707                    $22,707                    $22,707

   Gander Mountain, Inc.
   Common Stock                                                  29,485                    297,841                    375,934
                                                                                     -------------              -------------
                                                                                          $320,548                   $398,641
                                                                                     =============              =============
Growth Fund:
   Firstar Bank - Madison
   Money Market Employee
   Benefit Fund                                                  25,018                    $25,018                    $25,018

   Firstar Bank - Madison
   Equity Growth Fund A
   Employee Benefit                                               1,899                    198,157                    231,917

   Firstar Bank - Madison
   Special Equity Growth
   Fund B Employee Benefit                                        1,294                    210,717                    233,602

   Firstar Bank - Madison
   Emerging Equity Growth
   Fund C Employee Benefit                                        3,631                     98,990                    114,285
                                                                                     -------------              -------------
                                                                                          $532,882                   $604,822
                                                                                     =============              =============

                            GANDER MOUNTAIN, INC.
                             Associates' Savings
                    SCHEDULE OF ASSETS HELD FOR INVESTMENT
                              DECEMBER 31, 1992

                                   Par Value
                                   or Number of                Fair
  Description of Investment        Units/Shares   Cost         Value
- --------------------------------------------------------------------------
Balanced Fund:
  Firstar Bank - Madison
  Money Market Employee
  Benefit Fund                       30,005       $30,005       $30,005

  Firstar Bank - Madison
  Total Return Bond Fund
  Employee Benefit                    2,935       $35,878       $38,089

  Firstar Bank - Madison
  Total Intermediate Term Bond
  Employee Benefit Investment Fund    6,487      $105,652      $110,794

  Firstar Bank - Madison
  Short Term Bond Fund
  Employee Benefit                      800        $8,611        $8,516

  Firstar Bank - Madison
  Equity Growth Fund A
  Employee Benefit                    1,101       $73,336      $121,387

  Firstar Bank - Madison
  Special Equity Growth
  Fund B Employee Benefit               520       $59,590       $87,353

  Firstar Bank - Madison
  Emerging Equity Growth
  Fund C Employee Benefit             1,494       $34,824       $42,361
                                              -----------   -----------
                                                 $347,896      $438,505
                                              ===========   ===========
Money Market Fund:
  Firstar Bank - Madison
  Money Market Employee
  Benefit Fund                      191,611      $191,611      $191,611

  Firstar Bank - Madison
  Money GIC Fund                     15,864      $240,828      $274,131
                                              -----------   -----------

                                                 $432,439      $465,742
                                              ===========   ===========
GMI Stock Fund:
  Firstar Bank - Madison
  Money Market Employee
  Benefit Fund                       24,604       $24,604       $24,604

  Gander Mountain, Inc.
  Common Stock                       14,155      $138,508      $152,166
                                              -----------   -----------
                                                 $163,112      $176,770
                                              ===========   ===========
Growth Fund:
  Firstar Bank - Madison
  Money Market Employee
  Benefit Fund                       28,404       $28,404       $28,404

  Firstar Bank - Madison
  Equity Growth Fund A
  Employee Benefit                    1,300      $127,448      $143,327

  Firstar Bank - Madison
  Special Equity Growth
  Fund B Employee Benefit               867      $136,825      $145,644

  Firstar Bank - Madison
  Emerging Equity Growth
  Fund C Employee Benefit             2,539       $67,358       $71,991
                                              -----------   -----------
                                                 $360,035      $389,366
                                              ===========   ===========

                             GANDER MOUNTAIN, INC.
                            Associates' Savings Plan
                      SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1994

                                                                                                       Current Value
                                                                                                       of Asset on
                                                          Purchase       Selling        Cost of        Transaction          Gain
Identity of Party Involved        Description              Price          Price          Asset             Date            (Loss)
- ------------------------------------------------------------------------------------------------------------------------------------

Firstar Bank - Madison      Money Market Employee
                              Benefit Fund:
                               Aggregate purchases         $412,446                                       $412,446
                               Aggregate sales                            $408,331       $408,331                                $0
                                                        ----------------------------------------------------------------------------
Firstar Bank - Madison      Equity Growth Fund A
                             Employee Benefit:
                               Aggregate purchases         $141,179                                       $141,179
                               Aggregate sales                             $75,600        $67,373                            $8,227
                                                        ----------------------------------------------------------------------------
Firstar Bank - Madison      Special Equity Growth
                             Fund B Employee Benefit:
                               Aggregate purchases         $168,178                                       $168,178
                               Aggregate sales                             $75,600        $72,113                            $3,487
                                                        ----------------------------------------------------------------------------
Firstar Bank - Madison      Emerging Equity Growth
                             Fund C:
                               Aggregate purchases          $68,940                                        $68,940
                               Aggregate sales                             $32,300        $29,836                            $2,464
                                                        ----------------------------------------------------------------------------
Firstar Bank - Madison      Total Return Bond Fund
                             Employee Benefit:
                               Aggregate purchases               $0                                             $0
                               Aggregate sales                              $3,500         $3,595                              ($95)
                                                        ----------------------------------------------------------------------------
Firstar Bank - Madison      Total Intermediate Term Bond
                             Employee Benefit Fund:
                             Aggregate purchases            $59,000                                        $59,000
                             Aggregate sales                                $7,500         $7,668                             ($168)
                                                        ----------------------------------------------------------------------------
Firstar Bank - Madison      Total Short Term Bond Fund
                              Employee Benefit:
                              Aggregate purchases           $10,000                                        $10,000
                              Aggregate sales                              $14,000        $14,797                             ($797)
                                                        ----------------------------------------------------------------------------
Gander Mountain, Inc.       Common Stock:
                               Aggregate purchases         $225,037                                       $225,037
                               Aggregate sales                             $64,539        $52,142                           $12,397
                                                        ----------------------------------------------------------------------------

                             GANDER MOUNTAIN, INC.
                            Associates' Savings Plan
                      SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1993

                                                                                                      Current Value
                                                                                                       of Asset on
                                                        Purchase        Selling         Cost of        Transaction         Gain
Identity of Party Involved        Description            Price           Price           Asset             Date           (Loss)
- ------------------------------------------------------------------------------------------------------------------------------------

Firstar Bank - Madison      Money Market Employee
                             Benefit Fund:
                               Aggregate purchases       $456,108                                         $456,108
                               Aggregate sales                           $309,982        $309,982                               $0
                                                     -------------------------------------------------------------------------------
Firstar Bank - Madison      Equity Growth Fund A
                             Employee Benefit:
                               Aggregate purchases       $142,522                                         $142,522
                               Aggregate sales                            $45,236         $40,000                           $5,236
                                                     -------------------------------------------------------------------------------
Firstar Bank - Madison      Special Equity Growth
                             Fund B
                               Employee Benefit:
                               Aggregate purchases       $146,811                                         $146,811
                               Aggregate sales                            $32,652         $31,457                           $1,195
                                                     -------------------------------------------------------------------------------
Firstar Bank - Madison      Emerging Equity Growth
                             Fund C:
                               Aggregate purchases        $73,448                                          $73,448
                               Aggregate sales                            $15,013         $15,088                             ($75)
                                                     -------------------------------------------------------------------------------
Firstar Bank - Madison      Total Return Bond Fund
                             Employee Benefit:
                               Aggregate purchases        $29,994                                          $29,994
                               Aggregate sales                                 $0              $0                               $0
                                                     -------------------------------------------------------------------------------
Firstar Bank - Madison      Total Intermediate Term
                               Bond Employee Benefit
                               Fund:
                               Aggregate purchases        $58,943                                          $58,943
                               Aggregate sales                                 $0              $0                               $0
                                                     -------------------------------------------------------------------------------
Firstar Bank - Madison      Total Short Term Bond Fun
                               Employee Benefit:
                               Aggregate purchases         $9,990                                           $9,990
                               Aggregate sales                             $1,002          $1,018                             ($16)
                                                     -------------------------------------------------------------------------------
Gander Mountain, Inc.       Common Stock:
                               Aggregate purchases       $212,430                                         $212,430
                               Aggregate sales                            $46,293         $53,323                          ($7,030)
                                                     -------------------------------------------------------------------------------

                             GANDER MOUNTAIN, INC.
                            Associates' Savings Plan
                      SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1992

                                                                                              Current Value
                                                                                              of Asset on
                                                       Purchase      Selling      Cost of     Transaction     Gain
Identity of Party Involve     Description               Price         Price        Asset       Date          (Loss)
- ------------------------------------------------------------------------------------------------------------------------

Firstar Bank - Madison   Money Market Employee
                          Benefit Fund:
                           Aggregate purchases          $802,424                               $802,424
                           Aggregate sales                           $626,629     $626,629                        $0
                                                     -------------------------------------------------------------------
Firstar Bank - Madison   Capital Preservation Fund
                          Employee Benefit:
                           Aggregate purchases                $0                                     $0
                           Aggregate sales                           $195,000     $195,000                        $0
                                                     -------------------------------------------------------------------
Firstar Bank - Madison   Equity Growth Fund A
                          Employee Benefit:
                           Aggregate purchases          $141,469                               $141,469
                           Aggregate sales                            $11,161       $8,520                    $2,641
                                                     -------------------------------------------------------------------
Firstar Bank - Madison   Special Equity Growth
                          Fund B
                            Employee Benefit:
                           Aggregate purchases          $146,175                               $146,175
                           Aggregate sales                                 $0           $0                        $0
                                                     -------------------------------------------------------------------
Firstar Bank - Madison   Emerging Equity Growth
                          Fund C:
                           Aggregate purchases           $82,918                                $82,918
                           Aggregate sales                                 $0           $0                        $0
                                                     -------------------------------------------------------------------
Firstar Bank - Madison   Total Return Bond Fund
                          Employee Benefit:
                           Aggregate purchases            $2,995                                 $2,995
                           Aggregate sales                                 $0           $0                        $0
                                                     -------------------------------------------------------------------
Firstar Bank - Madison   Total Intermediate Term Bond
                            Employee Benefit Fund:
                           Aggregate purchases           $15,979                                $15,979
                           Aggregate sales                             $6,005       $5,749                      $256
                                                     -------------------------------------------------------------------
Firstar Bank - Madison   Total Short Term Bond Fund
                           Employee Benefit
                           Aggregate purchases            $8,000                                 $8,000
                           Aggregate sales                                 $0           $0                        $0
                                                     -------------------------------------------------------------------
Gander Mountain, Inc.    Common Stock:
                           Aggregate purchases          $109,064                               $109,064
                           Aggregate sales                            $19,560      $19,245                      $315
                                                     -------------------------------------------------------------------